

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Shaun Passley
Chief Executive Officer
ZenaTech, Inc.
69 Yonge St. Suite 1404
Toronto, Ontario Canada M5E 1K3

> **Re: ZenaTech, Inc.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed June 7, 2024**
> **File No. 333-276838**

Dear Shaun Passley:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-1

Account Name Changes and Reclassification, page 180

1. We have reviewed your response to prior comment 2. Additionally, you disclose on pages 147 and 180 that you changed the account name from "Salaries and benefits" to "Wages and benefits." However, you made this change in certain places of the filing but not in others. Please revise or advise.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Karim Lalani